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Exhibit 12.1

	   	<D>	<D>	<D>	Period from December 9, 1997 to December 31, 1997
RATIO OF EARNINGS TO FIXED CHARGES	Nine Months Ended September 30, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998		Year Ended December 31, 1996
Pre-tax income from continuing ops <B>	11,383,000	(28,243,000)	11,112,000	5,547,000	150,000	N/A
Fixed Charges (interest expense) <A>	16,260,000	33,779,000	42,345,000	36,007,000	111,000	N/A

Earnings (<B> +<A>)	27,643,000	5,536,000	53,457,000	41,554,000	261,000	—
divided by Fixed Charges (interest expense)	16,260,000	33,779,000	42,345,000	36,007,000	111,000	N/A

	1.70	0.16	1.26	1.15	2.35	N/A
Notes:
    obtained from 9/30/2001 10Q
<D> obtained from 12/31/2000 10K

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Exhibit 12.1